UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-35565

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGACY ALLERGAN, INC. RETIREMENT 401(K) PLAN (FORMERLY, ALLERGAN, INC. RETIREMENT 401(K) PLAN)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

LEGACY ALLERGAN, INC. RETIREMENT 401(K) PLAN

(FORMERLY, ALLERGAN, INC. RETIREMENT 401(K) PLAN)

DECEMBER 31, 2020 AND 2019

C O N T E N T S

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Legacy Allergan, Inc. Retirement 401(k) Plan (formerly the Allergan, Inc. Retirement 401(k) Plan)

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Legacy Allergan, Inc. Retirement 401(k) Plan (formerly the Allergan, Inc. Retirement 401(k) Plan) (the Plan) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2021.

Chicago, Illinois

June 21, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries of the Legacy Allergan, Inc. Retirement 401(k) Plan (formerly, Allergan, Inc. Retirement 401(k) Plan)

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of the Legacy Allergan, Inc. Retirement 401(k) Plan, (formerly, Allergan, Inc. Retirement 401(k) Plan) (the “Plan”) as of December 31, 2019, and the related notes (collectively the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since March of 2015.

EISNERAMPER LLP

Iselin, New Jersey

June 21, 2021

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

(Dollars in thousands)

	2020	2019
Assets
Investments, at fair value	$3,184,271	$2,663,799
Employer contributions receivable	156,653	141,417
Notes receivable from participants	18,713	20,047
Other receivables	178	459

Total assets	3,359,815	2,825,722

Liabilities
Excess contributions payable	1,612	1,149

Total liabilities	1,612	1,149

NET ASSETS AVAILABLE FOR BENEFITS	$3,358,203	$2,824,573

The accompanying notes are an integral part of these statements.

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2020

(Dollars in thousands)

Additions
Contributions
Employer	$156,682
Participant	123,948
Rollovers	20,304

Total contributions	300,934

Investment income
Net appreciation in fair value of investments	443,236
Interest and dividends	41,786

Net investment income	485,022

Interest income on notes receivable from participants	1,087

Total additions	787,043

Deductions
Benefits paid to participants	252,189
Other expenses	1,224

Total deductions	253,413

NET INCREASE	533,630

Net assets available for benefits
Beginning of year	2,824,573

End of year	$3,358,203

The accompanying notes are an integral part of these statements.

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Legacy Allergan, Inc. Retirement 401(k) Plan (f/k/a Allergan, Inc. Retirement 401(k) Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Allergan Limited (f/k/a Allergan plc) (the “Company”). Effective May 8, 2020, Allergan plc was acquired by AbbVie Inc. (“AbbVie”) and thereafter is known as Allergan Limited. In conjunction with AbbVie’s acquisition of the Company, AbbVie became the Plan’s sponsor and the Plan’s name changed from the Allergan, Inc. Retirement 401(k) Plan to the Legacy Allergan, Inc. Retirement 401(k) Plan.

The Plan covers certain eligible employees of the Company, as defined by the Plan’s documents, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The administrator for the Plan is the Vice President, Total Rewards of AbbVie, and prior to May 8, 2020 it was the Allergan Employee Benefits Committee. Fidelity Management Trust Company (“Fidelity”) serves as the Plan’s trustee and Fidelity Workplace Services LLC serves as the recordkeeper for the Plan.

Contributions and Vesting

Eligible employees may, immediately following their date of hire, contribute a portion of their compensation on a before tax basis, after tax basis (including Roth 401(k)), or a combination thereof, subject to the limitations set forth in the Plan and the Internal Revenue Code (the “Code”). The Company’s eligible Puerto Rico-based employees may contribute a portion of their compensation either on a before tax basis, after tax basis, or a combination thereof, subject to the limitations defined in the Plan and the Puerto Rico Internal Revenue Code.

Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4% of compensation, as defined, unless the employee affirmatively elects a different rate. The Plan also provides for an automatic escalation feature where the deferral will increase each July 1st by 1% up to a maximum of 8%. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants direct the investment of their contributions into various investment options offered by the Plan, including a self-directed brokerage account option. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time.

The Company match is 100% of the first 8% of a participant’s contributions up to the limitations of the Code and is made on an annual basis to eligible employees as of the end of the Plan year.

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

In addition to the matching contributions, the Company may also elect to make discretionary profit-sharing contributions and the Company may also make additional matching contributions up to 4% of the participant deferred compensation based on the Company’s achievement of certain performance goals.

Aside from certain exceptions, employees are required to be employed by the Company on the last day of the Plan year to receive any employer matching contribution and discretionary profit-sharing contribution, if any. Employees who have reached age 55 and have 5 years of credited service, completed 30 years of credited service or who have reached their normal retirement age under the Plan will be eligible to receive the employer match, additional match and profit sharing even if they do not meet the last day of the Plan year requirement. In addition, employees who have been terminated as part of a workforce restructuring program, a termination as part of a change of control or an involuntary termination will be eligible to receive the employer match, additional match and profit sharing even if they do not meet the last day of the Plan year requirement.

The Company made an additional matching contribution of 4% based on the achievement of certain performance goals for the year ended December 31, 2020. For the year ended December 31, 2020, the Company did not make any discretionary profit-sharing contributions.

Participant and employer contributions are fully vested at all times.

Forfeitures

Forfeitures may be used by the Company to offset future employer contribution requirements, to reinstate rehired employee accounts and to pay plan expenses. As of December 31, 2020 and 2019, forfeited nonvested accounts totaled approximately $22,000 and $30,000, respectively. During the year ended December 31, 2020, the Plan utilized approximately $103,000 of forfeitures to pay plan expenses and $20,000 of forfeitures to offset employer contributions.

Distributions

Upon termination of service due to separation from the Company (including due to death, disability, or retirement), a participant (or beneficiary, in case of the participant’s death) may receive the value of his or her vested interest in a lump-sum distribution or to rollover his or her vested interest to an IRA or another employer qualified plan. Alternatively, the participant may leave his or her vested interest in the Plan if his or her account balance is greater than $1,000 up until age 72, at which time the participant will be required to take a lump-sum distribution or rollover the vested interest to an IRA or another qualified plan. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the Code and an in-service distribution may be taken from a participant’s vested account balance after age 59 ½.

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

The Coronavirus, Aid, Relief, and Economic Security (“CARES”) Act was signed into law on March 27, 2020. Effective March 31, 2020, the Plan implemented the following provisions of the CARES Act and the Plan will be formally amended prior to December 31, 2022 as required by the CARES Act. Participants, who met specific conditions under the CARES Act, were eligible to take a distribution up to $100,000 without a 10% early withdrawal penalty. Eligible distributions could be taken from January 1, 2020 through December 31, 2020, and must be repaid within three years. The repayments will be treated as tax-free rollovers into the participant’s account. The CARES Act also provides that required minimum distributions for defined contribution plans to be temporarily suspended for 2020.

Administrative Expenses

The Plan pays certain expenses for maintaining the Plan, such as recordkeeping, legal, and advisory expenses, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Investment fees for mutual funds and collective trust funds are charged against the net assets of the respective fund. Certain participant initiated transactions, such as loans and withdrawals, incur administration fees that are charged directly to the account balance of the participant requesting the service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest at the prime interest rate on the first day of the month the loan is borrowed plus 1%. Loans are repaid over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence, in which case the maximum repayment term is 15 years. Principal and interest is paid ratably through payroll deductions. Terminated employees have the option to continue to repay their loans based on the repayment schedule.

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

New Accounting Pronouncement

In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value (“NAV”) per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for NAV per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The guidance is effective for periods beginning after December 15, 2018 for public business entities and for all other entities, including the Plan, after December 15, 2019. Management evaluated the guidance and determined that a readily determinable fair value exists for collective trust funds that were previously disclosed as using the NAV per share practical expedient. The provisions of the ASU were adopted for the year ended December 31, 2020 and have been applied prospectively, in accordance with the adoption guidance. Adoption of the amended guidance affected the fair value disclosures, but did not change the fair value measurement of the investments.

Investment Valuation

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds and collective trust funds – Valued at the published market price per share or published NAV. Redemption from the collective trust funds is permitted daily. Certain funds have a 90-day restriction on exchanging into a competing fund.

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

Self-directed brokerage accounts – Include mutual funds and a money market fund all of which are valued at the closing price reported in the active market in which the securities are traded.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•	Level 2 – Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 – Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2020	Level 1	Level 2	Level 3	Total
Common stock	$128,602	$-	$-	$128,602
Mutual funds	727,889	-	-	727,889
Collective trust funds	2,299,187	-	-	2,299,187
Self-directed brokerage accounts	28,593	-	-	28,593
Total assets at fair value	$3,184,271	$-	$-	3,184,271

	Basis of Fair Value Measurement
2019	Level 1	Level 2	Level 3	Total
Common stock	$231,576	$-	$-	$231,576
Mutual funds	547,082	-	-	547,082
Self-directed brokerage accounts	12,723	-	-	12,723
Total assets at fair value	$791,381	$-	$-	791,381
Assets measured at NAV:
Collective trust funds				1,872,418
Total investments				$2,663,799

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Code are recorded as a liability with a corresponding reduction to participant contributions. The Plan distributed the 2020 plan year excess contributions to the applicable participants in April 2021.

NOTE C – INVESTMENTS

As a result of the May 8, 2020 acquisition of the Company by AbbVie, the Allergan plc ordinary shares were converted to AbbVie, Inc. common shares and the Allergan plc ordinary shares were deregistered. Allergan plc shareholders received 0.8660 AbbVie shares and $120.30 in cash for each Allergan share, for a total consideration of $193.23 per Allergan share (based on the closing price of AbbVie's common stock of $84.22 on May 7, 2020).

A summary of AbbVie common share data as of December 31, 2020 is presented below:

AbbVie common shares, 1,200,135 (dollars in thousands)	$128,602
Market value per share	$107.15

A summary of Allergan plc ordinary share data as of December 31, 2019 is presented below:

Allergan ordinary shares, 1,211,363 (dollars in thousands)	$231,576
Market value per share	$191.17

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the common stock of AbbVie and prior to delisting, the Plan invested in the Company’s ordinary stock. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2020, the Plan received $2.8 million in common stock dividends from AbbVie and $1.7 million in ordinary stock dividends from the Company prior to its delisting.

Certain self-directed brokerage accounts hold investments that are managed by Fidelity, the Plan’s trustee. These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing. These transactions qualify as permitted party-in-interest transactions.

Fidelity earns fees for the administrative services it provides to the Plan. Separately, Fidelity receives revenue from certain mutual fund providers for services Fidelity provides to those funds. Pursuant to an agreement between the Plan and Fidelity, the revenue earned from certain funds held in the Plan is used to offset amounts the Plan owes to Fidelity for its administrative services to the Plan. If the revenue received by Fidelity from such mutual fund service providers exceeds the amounts owed by the Plan, Fidelity remits the excess to the Plan pursuant to the agreement. Such amounts are credited to a separate account in the Plan and may be applied to pay the Plan administrative expenses or allocated to the accounts of the participants. During the year ended December 31, 2020, the Plan earned approximately $567,000 in such revenue credits, of which approximately $178,000 was received subsequent to December 31, 2020 and is reflected as a receivable on the statements of net assets available for benefits. As of December 31, 2020 and 2019, the account balance was approximately $346,000 and $128,000, respectively. During the year ended December 31, 2020, the Plan utilized approximately $351,000 of the funds to pay administrative expenses.

The Plan also allows for the issuance of notes receivable to participants in accordance with the related regulations. These transactions also qualify as party-in-interest transactions for which there is a statutory exemption.

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE E - PLAN TERMINATION

Although no intent has been expressed to do so, the Company and AbbVie have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants’ account balances become fully vested. Upon termination of the Plan, distributions of each participant’s share in the Plan’s trust, as determined by the terms of the Plan, will be made to each participant.

NOTE F - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 25, 2014, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G - Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the December 31, 2019 net assets available for benefits per the financial statements to the Form 5500 (dollars in thousands):

Net assets available for benefits per the financial statements	$2,824,573
Deemed loans from active employees	(1)
Net assets available for benefits per Form 5500	$2,824,572

Legacy Allergan, Inc. Retirement 401(k) Plan

(f/k/a Allergan, Inc. Retirement 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

The following is a reconciliation of net increase in net assets available for benefits for the year ending December 31, 2020 per the financial statements to the Form 5500:

Net increase in net assts available for benefits per the financial statements	$533,630
Add prior year deemed loans from active employees	1
Net increase in net assts available for benefits per Form 5500	$533,631

NOTE H - ERISA Litigation

On February 14, 2017, an ERISA complaint was filed in the federal district court in California against Plan committees alleging that they breached their duties in investing in the Company’s stock when they knew or should have known of the purported conduct that allegedly occurred between February 2014 and November 2016, specifically that the Company and certain of its officers made materially false and misleading statements regarding the Company’s internal controls over its financial reporting and failed to disclose that its Actavis generics unit had engaged in illegal, anticompetitive price-fixing with its generic industry peers. A similar ERISA complaint was filed on March 7, 2017 in the federal district court in New Jersey with substantially identical allegations. In July 2017, plaintiffs made a motion to consolidate the cases in the federal district court in New Jersey and filed a consolidated complaint in October 2017. The consolidated ERISA complaint asserted claims on behalf of a putative class of individuals who participated in the Company’s retirement plans and sought an unspecified amount of damages and other injunctive relief. The Company filed a motion to dismiss the consolidated complaint in February 2018 which the court granted. Plaintiffs appealed that decision to the United States Court of Appeals for the Third Circuit. The appellate court affirmed the district court’s decision on September 18, 2020.

SUPPLEMENT SCHEDULE

Legacy Allergan, Inc. Retirement 401(k) Plan
(f/k/a Allergan, Inc. Retirement 401(k) Plan)
EIN: 95-1622442, Plan Number: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020
(Dollars in thousands)

Identity of party involved/		Current
description of asset/ rate/ maturity	Cost (a)	value
*ABBVIE INC., common shares		$128,602

Mutual funds
AMERICAN FUNDS EUROPACIFIC GROWTH FUND		108,526
AMERICAN FUNDS NEW PERSPECTIVE FUND		78,912
DODGE & COX COMMON STOCK FUND		128,362
EATON VANCE ATLANTA CAPITAL SMID CAP FUND		109,195
LOOMIS SAYLES GROWTH FUND		207,521
METROPOLITAN WEST TOTAL RETURN BOND FUND		95,018
VANGUARD FEDERAL MONEY MARKET FUND		355

Collective trust funds
BLACKROCK EQUITY INDEX FUND		231,253
BLACKROCK MSCI ACWI EX-U.S. IMI INDEX FUND		41,428
BLACKROCK RUSSELL 2500® INDEX FUND		89,913
BLACKROCK U.S. DEBT INDEX FUND		60,577
VANGUARD TARGET INCOME FUND		21,304
VANGUARD TARGET 2015 FUND		38,675
VANGUARD TARGET 2020 FUND		115,264
VANGUARD TARGET 2025 FUND		221,682
VANGUARD TARGET 2030 FUND		272,602
VANGUARD TARGET 2035 FUND		320,908
VANGUARD TARGET 2040 FUND		329,532
VANGUARD TARGET 2045 FUND		231,292
VANGUARD TARGET 2050 FUND		120,753
VANGUARD TARGET 2055 FUND		62,492
VANGUARD TARGET 2060 FUND		22,117
WELLS FARGO STABLE VALUE FUND		119,395

Self-directed brokerage accounts		28,593

*Loans to participants, 4.25% to 9.25%		18,713

		$3,202,984

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — Legacy Allergan, Inc. Retirement 401(k) Plan (formerly, Allergan, Inc. Retirement 401(k) Plan)

23.2	Consent of Independent Registered Public Accounting Firm — Legacy Allergan, Inc. Retirement 401(k) Plan (formerly, Allergan, Inc. Retirement 401(k) Plan)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGACY ALLERGAN, INC. RETIREMENT 401(K) PLAN (FORMERLY, ALLERGAN, INC. RETIREMENT 401(K) PLAN)

Date: June 21, 2021	By:	/s/ Michael J. Thomas
Michael J. Thomas
Plan Administrator